TRILOGY INTERNATIONAL PARTNERS INC. ANNOUNCES
FILING OF RESALE REGISTRATION PROSPECTUS PURSUANT TO NEW SHELF REGISTRATION

BELLEVUE, Washington (August 30, 2019) – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”), (TSX: TRL), an international wireless, fixed, and broadband telecommunications operator, today announced that it filed a prospectus supplement to its final short form base shelf prospectus which had been filed on August 28, 2019 with securities regulatory authorities in Canada other than Québec and with the United States Securities and Exchange Commission (the “SEC”) by Amendment No.1 to TIP Inc.’s registration statement on Form F-10 filed with the SEC on August 15, 2019. The prospectus supplement qualifies specified common shares of TIP Inc. for resale at times and in amounts determined by the holders of those shares and it covers certain issued and outstanding common shares of TIP Inc. as well as common shares issuable upon redemption of Class C Units of TIP Inc.’s subsidiary, Trilogy International Partners LLC (“Trilogy LLC”).

The filings announced today replace the expiring resale prospectus supplement and shelf registration statement which had been filed in 2017 and fulfill an obligation of TIP Inc. and Trilogy LLC under the Trilogy LLC operating agreement to register certain common shares of TIP Inc. for resale. The resale prospectus supplement does not state, and there can be no assurance, that any or all the common shares covered by the prospectus supplement will be sold by the holders of those shares.

The Company will not receive any proceeds from sales by selling shareholders under the resale prospectus supplement. Furthermore, the Company does not currently have any plans to complete an equity or debt offering under the final short form base shelf prospectus and corresponding shelf registration statement, although the Company may take advantage of financing opportunities when market conditions are favorable.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the final base shelf prospectus can be found on SEDAR at www.sedar.com and (with the registration statement amendment) on EDGAR at www.sec.gov; and a copy of the resale prospectus supplement can also be found at these websites.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed in 2005.

Trilogy LLC currently provides wireless telecommunications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

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About Forward-Looking Information

Forward-looking information and statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, statements regarding the sale by selling shareholders, at times and in amounts determined by them, of common shares of TIP Inc., the Company’s plans with respect to future equity or debt offerings and that the Company may take advantage of financing opportunities when market conditions are favorable. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks identified in TIP Inc.’s Annual Information Form dated March 27, 2019 filed on SEDAR at www.sedar.com and, in the United States, in TIP Inc.’s Annual Report on Form 40-F filed on EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of TIP Inc.’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

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